UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 15, 2021

To The Stars Academy of Arts and Science Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California	92024
(Address of principal executive offices)	(Zip code)

(760) 266-5313

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

To The Stars Academy of Arts and Science Inc. (“TTSA”) has made giant strides in our mission: from the official release and acknowledgment of UAP footage by government officials that has been viewed by over 28 million people, resulting in the mainstream press taking the topic seriously, to the two successful seasons of the HISTORY series “Unidentified” syndicated around the world, to thought leadership briefings at the highest level of the US Government, to a Cooperative R&D Agreement with the US Army, all topped with the astounding formation of a UAP Task Force by the US Department of Defense.

TTSA now enters its natural evolution as a company as we adapt to a new global landscape with new opportunities and priorities. The COVID-19 global pandemic has had a significant and negative impact on the defense and entertainment industries, and on individual investors’ willingness to invest in companies that are active in those industries, including TTSA. Taking into account the company’s natural evolution and the changes in the business environment due to COVID-19, TTSA is looking to build on the momentum of business initiatives where we are seeing highest success and which are increasingly likely to yield shareholder value. To achieve its goals, TTSA has decided to restructure its operations to scale back its initiatives in science and tech commercialization and to place a greater emphasis on the operations of its entertainment business.

TTSA has multiple intellectual property assets that it intends to develop into films, TV, books, and merchandise. To further its goals, TTSA plans to enter into strategic partnerships for the production and financing of its films and to explore merger possibilities in areas that could make it a vertically integrated film studio. TTSA’s other plans for expansion into the entertainment industry would include film product licensing and acquisition of literary talent for the creation of its film scripts.

As part of its restructuring, TTSA has taken steps to reduce debt by selling “Love LLC Movie” assets to Thomas DeLonge, its Chief Executive Officer, for $525,000 in a combination of cash and debt forgiveness, including a reduction in $400,000 in royalties owed as part of the Angels & Airwaves licensing agreement. That licensing agreement has now been terminated and the company is in discussions about renegotiating it. The company is also temporarily licensing to Thomas DeLonge the To The Stars Inc. business, for a monthly service fee, to reduce its overhead liabilities and capital needs through March 31, 2021.

Further, as part of the restructuring, Stephen Justice, TTSA’s Chief Operations Officer, Luis Elizondo, TTSA’s Director of Government Programs & Services, and Christopher Mellon, a member of TTSA’s advisory board, are no longer with the company. To keep in sync with TTSA’s public benefit mission of informed entertainment media, the company plans to keep its science advisory board, whose connections will influence TTSA’s stories for film, and to add a board member with expertise in the film industry.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Encinitas, State of California, on February 17, 2021.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer